  Exhibit 99.1

ELDORADO GOLD CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.
Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the “Company”)
Suite 1188 – Bentall 5
550 Burrard Street
Vancouver, British Columbia V6C 2B5

Item 2.
Date of Material Change

October 29, 2020

Item 3.
News Release

The news release was disseminated by WEST, and filed on SEDAR, on October 29, 2020.

Item 4.
Summary of Material Change

The Company reported on its financial and operational results for the third quarter of 2020.

Item 5.
Full Description of Material Change

The Company reported on its financial and operational results for the third quarter of 2020.

●
Steady quarterly production and 2020 annual guidance maintained: Gold production totalled 136,922 ounces in Q3 2020, an increase of 35% from production of 101,596 ounces in Q3 2019. The Company is maintaining its 2020 annual guidance of 520,000-550,000 ounces of gold at an all-in sustaining cost of $850-950 per ounce sold.

●
Increased cash from operations and free cash flow: Net cash generated from operating activities of $165.4 million in Q3 2020 increased significantly from $51.2 million in Q3 2019 primarily as a result of higher sales volumes, a higher average realized gold price, and the timing of certain payments. Free cash flow of $117.2 million in Q3 2020 increased significantly from $16.7 million in Q3 2019 as a result of increased cash from operations, and was partly offset by higher capital expenditure, which is expected to continue into Q4 2020. Free cash flow year-to-date totalled $187.7 million.

●
All-in sustaining costs remain steady: Q3 2020 all-in sustaining costs of $918 per ounce of gold sold were lower than in Q3 2019 ($1,031 per ounce sold) and were negatively impacted by an incremental 25% increase to 2020 gold royalty rates in Turkey, announced in September and retroactive to January 1, 2020.

●
Continued strong financial liquidity: The Company currently has $504 million of cash, cash equivalents and term deposits and approximately $32 million available under its revolving credit facility. Additionally, we completed a redemption of $58.6 million of principal of our senior secured notes during the quarter and have issued a debt redemption notice to repay an additional $7.5 million of principal in December 2020 under the equity clawback provision of our senior secured notes.

●
Net earnings and adjusted net earnings attributable to shareholders: The Company reported net earnings attributable to shareholders of the Company in Q3 2020 of $41.0 million or $0.24 per share (Q3 2019: $4.2 million, or $0.03 per share). Adjusted net earnings attributable to shareholders of the Company in Q3 2020 were $56.7 million, or $0.33 per share (Q3 2019: $7.6 million, or $0.05 per share).

●
Increased EBITDA: The Company reported Q3 2020 EBITDA of $162.5 million ($73.2 million in Q3 2019) and Q3 2020 adjusted EBITDA of $163.9 million ($75.9 million in Q3 2019).

●
Progress in Greece:
o
Drilling permits received at Stratoni: The Greek Ministry of Environment granted the Company permits to conduct surface exploration drilling in the Stratoni area.
o
Olympias permitted production limit increase: The Company renewed its operating permit for Olympias and, per the terms of the permit, allows for an annual production limit of 470,000 tonnes per year. The Company will continue to evaluate a possible further expansion at Olympias that would require a modification to the Olympias EIA.
o
Archaeological relocation work underway: Relocation of an ancient mining furnace from the Skouries open pit area commenced in Q3 2020.

●
Sale of non-core assets: The Company completed the sale of the Vila Nova mine in Brazil for total consideration of $10.0 million. The Company is evaluating strategic options for other non-core assets, including its Tocantinzinho Project in Brazil and Certej Project in Romania.

●
Measures remain in place to manage the impact of the novel coronavirus ("COVID-19") pandemic: The Company's mines remain operational and isolated cases of COVID-19 have been successfully managed. Preventing the spread of COVID-19, ensuring safe working environments across Eldorado's global sites, and preparedness should an outbreak occur, remain priorities.

Consolidated Financial and Operational Highlights

	3 months ended September 30,		9 months ended September 30,
	2020	2019	2020	2019
Revenue (1)	$287.6	$172.3	$748.2	$426.0
Gold revenue (1)	$264.3	$150.2	$684.7	$355.6
Gold produced (oz) (2)	136,922	101,596	390,654	276,376
Gold sold (oz) (1)	137,704	99,241	388,883	256,000
Average realized gold price ($/oz sold) (6)	$1,919	$1,513	$1,761	$1,389
Cash operating costs ($/oz sold) (3,6)	537	560	568	602
Total cash costs ($/oz sold) (3,6)	664	603	651	641
All-in sustaining costs ($/oz sold) (3,6)	918	1,031	908	998
Net earnings (loss) for the period (4)	41.0	4.2	81.7	(10.6)
Net earnings (loss) per share – basic ($/share) (4)	0.24	0.03	0.48	(0.07)
Adjusted net earnings (loss) (4,5,6,7)	56.7	7.6	113.0	(16.9)
Adjusted net earnings (loss) per share ($/share) (4,5,6,7)	0.33	0.05	0.67	(0.11)
Cash flow from operating activities before changes in working capital (6,7)	125.1	63.0	293.6	109.6
Free cash flow (6)	117.2	16.7	187.7	(42.5)
Cash, cash equivalents and term deposits	$504.4	$134.9	$504.4	$134.9

(1)
Excludes sales of inventory mined at Lamaque during the pre-commercial production period (Q1 2019).
(2)
Includes pre-commercial production at Lamaque (Q1 2019).
(3)
By-product revenues are off-set against cash operating costs.
(4)
Attributable to shareholders of the Company.
(5)
See reconciliation of net earnings (loss) to adjusted net earnings (loss) in the section 'Non-IFRS Measures' in the September 30, 2020 MD&A.
(6)
These measures are non-IFRS measures. See the September 30, 2020 MD&A for explanations and discussion of these non-IFRS measures.
(7)
2019 amounts have been adjusted to conform with 2020 presentation. See the section 'Non-IFRS Measures' in the September 30, 2020 MD&A for detail.

Gold production of 136,922 ounces increased 35% from last year’s third quarter production of 101,596 ounces. Gold sales totalled 137,704 ounces in Q3 2020, an increase of 39% from 99,241 ounces sold in Q3 2019. The higher sales volume compared with the prior year reflected an increase of 23,690 ounces sold at Kisladag due to increased tonnes of stacked ore, an increase of 7,465 ounces sold at Lamaque due to increased tonnes processed and an increase of 8,420 ounces sold at Olympias as a result of increased production. Gold sales at Efemcukuru in Q3 2020 decreased slightly by 1,112 ounces from the prior year due to a decrease in grade, combined with lower tonnes processed in the quarter.

Total revenue was $287.60 million in Q3 2020, an increase of 67% from $172.3 million in Q3 2019. The increase was due to increased sales volume combined with a higher average realized gold price.

Cash operating costs per ounce sold in Q3 2020 averaged $537, a decrease from $560 in Q3 2019. The improvement was primarily due to higher production at Kisladag with an increase in stacked ore on the heap leach pad, higher production and grade at Olympias and increased mining rates at Lamaque following the receipt of authorization in March 2020 to increase mine production. Cash operating costs per ounce sold also benefited from a weakening of the Turkish Lira throughout 2020.

Total cash costs per ounce sold were negatively impacted throughout 2020 by higher gold royalty rates in both Greece and Turkey which increased in line with higher gold prices. Total cash costs were negatively impacted in Q3 2020 by an incremental 25% increase to 2020 gold royalty rates in Turkey, announced in September and retroactive to January 1, 2020. $4.1 million of additional royalty expense was recorded in Q3 2020 to reflect the additional royalty cost associated with gold sales during the first six months of 2020.

We reported net earnings attributable to shareholders of $41.0 million ($0.24 per share) in Q3 2020, compared to net earnings of $4.2 million ($0.03 per share) in Q3 2019. The improvement reflects higher production and sales volumes, combined with a higher average realized gold price.

Adjusted net earnings were $56.7 million ($0.33 per share) in Q3 2020 compared to adjusted net earnings of $7.6 million ($0.05 per share) in Q3 2019. Adjusted net earnings in Q3 2020 removes, among other things, a $8.3 million loss on foreign exchange due to translation of deferred tax balances, $7.9 million of finance costs related to the $58.6 million redemption of the senior secured notes in Q3 2020 and a $2.5 million gain on disposal of the Vila Nova mine in Q3 2020.

Gold Operations

	3 months ended September 30,		9 months ended September 30,
	2020	2019	2020	2019
Total
Ounces produced (1)	136,922	101,596	390,654	276,376
Ounces sold (2)	137,704	99,241	388,883	256,000
Cash operating costs ($/oz sold) (4)	$537	$560	$568	$602
All-in sustaining costs ($/oz sold) (4)	$918	$1,031	$908	$998
Sustaining capex (4)	$22.1	$30.0	$63.4	$56.3
Kisladag
Ounces produced (3)	59,593	35,885	169,659	89,204
Ounces sold	59,571	35,881	171,088	89,208
Cash operating costs ($/oz sold) (4)	$440	$399	$452	$442
All-in sustaining costs ($/oz sold) (4)	$708	$566	$641	$580
Sustaining capex (4)	$5.3	$3.9	$13.7	$8.0
Lamaque
Ounces produced (1)	39,525	32,037	99,973	84,855
Ounces sold (2)	38,587	31,122	97,279	55,452
Cash operating costs ($/oz sold) (4)	$494	$480	$530	$496
All-in sustaining costs ($/oz sold) (4)	$747	$1,089	$844	$968
Sustaining capex (4)	$6.8	$15.9	$23.1	$21.2
Efemcukuru
Ounces produced	23,892	25,733	74,007	77,524
Ounces sold	24,471	25,583	73,384	80,222
Cash operating costs ($/oz sold) (4)	$561	$591	$577	$596
All-in sustaining costs ($/oz sold) (4)	$1,012	$900	$894	$859
Sustaining capex (4)	$5.1	$5.2	$11.8	$14.2
Olympias
Ounces produced	13,912	7,941	47,015	24,793
Ounces sold	15,075	6,655	47,132	31,118
Cash operating costs ($/oz sold) (4)	$992	$1,678	$1,056	$1,268
All-in sustaining costs ($/oz sold) (4)	$1,450	$2,598	$1,484	$1,776
Sustaining capex (4)	$4.9	$4.9	$14.8	$12.9

(1)
Includes pre-commercial production at Lamaque (Q1 2019).
(2)
Excludes sales of inventory produced at Lamaque during the pre-commercial production period (Q1 2019).
(3)
Kisladag resumed mining, crushing and placing ore on the heap leach pad on April 1, 2019. This activity had been suspended since April 2018.
(4)
These measures are non-IFRS measures. See the September 30, 2020 MD&A for explanations and discussion of these non-IFRS measures.

Corporate

On October 29, 2020, the Company issued a redemption notice for the senior secured notes and intends to redeem $7.5 million of the principal amount of the senior secured notes in December 2020. The redemption amount is based on flow-through shares issued in the quarter and the redemption price is 109.5% of the aggregate principal amount repaid, plus accrued and unpaid interest.

We are pleased to announce that Lisa Ower has been promoted to Executive Vice President, People and External Affairs. Lisa has been with the Company for two years and has been integral in strengthening our corporate culture and people practices. We are also pleased to announce that Brian Berney has been appointed to the role of Executive General Manager, Greece and will oversee operations at our Greek mines, and that Justin Kapla has been appointed as General Manager, Kisladag. Both Brian and Justin bring significant experience in mine operations and will support our focus on operational performance.

Non-IFRS Measures
Certain non-IFRS measures are included in this material change report, including average realized gold price per ounce sold, cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, adjusted net earnings/(loss), adjusted net earnings/(loss) per share, working capital, cash flow from operations before changes in non-cash working capital, earnings before interest, taxes and depreciation and amortization ("EBITDA") and adjusted earnings before interest, taxes and depreciation and amortization ("Adjusted EBITDA"), free cash flow and sustaining capital. Please see the September 30, 2020 MD&A for explanations and discussion of these non-IFRS measures. The Company believes that these measures, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this material change report are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this material change report include, but are not limited to, statements or information with respect to: the duration, extent and other implications of COVID-19 and any restrictions and suspensions with respect to our operations; our expectations regarding the timing and quantity annual gold production; our strategy with respect to non-core assets; expected benefits resulting from design improvements at Kisladag; timing of construction and expected benefits resulting from design improvements at Skouries; timing of drilling activities at the Stratoni mine; our guidance and outlook, including expected production, cost guidance and recoveries of gold, including higher gold bearing solution volumes and increased heap leach recoveries through increased leach time in conjunction with a high pressure grinding roll and related upgrades at Kisladag; timing and cost of the construction of an underground decline at the Triangle mine and the associated benefits; expansion at Lamaque, Efemcukuru, Olympias and Stratoni; the success of a column flotation system in improving concentrate grade and quality and lowering transportation and concentrate treatment charges at Efemcukuru; favourable economics for our heap leaching plan and the ability to extend mine life at our projects; planned capital and exploration expenditures, including at Olympias, Lamaque and Stratoni and the timing thereof; conversion of mineral resources to mineral reserves; the qualification of common shares as flow-through shares for Canadian tax purposes; the evaluation of alternative mechanized mining technologies; our expectation as to our future financial and operating performance, including expectations around generating free cash flow; working capital requirements; debt repayment obligations; use of proceeds from financing activities; expected metallurgical recoveries and improved concentrate grade and quality; gold price outlook and the global concentrate market; redemption of senior secured notes; risk factors affecting our business; our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines; and schedules and results of litigation and arbitration proceedings.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction, including in respect of an underground decline at the Triangle mine and the associated benefits; benefits of the improvements at Kisladag; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. . In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, including in respect of an underground decline at the Triangle mine and the associated benefits; results of further testwork; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR and EDGAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Except as otherwise noted, scientific and technical information contained in this material change report was reviewed and approved by Paul Skayman, FAusIMM, Consultant to the Company and a "qualified person" under NI 43-101.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – in thousands of U.S. dollars)

As at	Note	September 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents		$450,999	$177,742
Term deposits		53,364	3,275
Marketable securities		195	3,828
Accounts receivable and other	4	76,381	75,310
Inventories	5	169,206	163,234
Current portion of employee benefit plan assets		6,168	—
Assets held for sale	12	—	12,471
		756,313	435,860
Restricted cash		2,003	3,080
Other assets		38,547	22,943
Employee benefit plan assets		—	6,244
Property, plant and equipment		4,027,210	4,088,202
Goodwill		92,591	92,591
		$4,916,664	$4,648,920
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$195,088	$139,104
Current portion of capital lease liabilities		10,530	9,913
Current portion of debt	6	216,667	66,667
Current portion of asset retirement obligations		1,783	1,782
Liabilities associated with assets held for sale	12	—	4,257
		424,068	221,723
Debt	6	326,224	413,065
Lease liabilities		9,492	15,143
Employee benefit plan obligations		18,377	18,224
Asset retirement obligations		94,029	94,235
Deferred income tax liabilities		410,166	412,717
		1,282,356	1,175,107
Equity
Share capital	10	3,142,607	3,054,563
Treasury stock		(11,581)	(8,662)
Contributed surplus		2,636,507	2,627,441
Accumulated other comprehensive loss		(27,824)	(28,966)
Deficit		(2,148,120)	(2,229,867)
Total equity attributable to shareholders of the Company		3,591,589	3,414,509
Attributable to non-controlling interests	11	42,719	59,304
		3,634,308	3,473,813
		$4,916,664	$4,648,920

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2020 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2020	2019	2020	2019
Revenue
Metal sales	7	$287,595	$172,256	$748,167	$425,958

Cost of sales
Production costs		117,386	84,813	328,225	237,630
Depreciation and amortization		65,538	40,017	176,229	101,147
		182,924	124,830	504,454	338,777

Earnings from mine operations		104,671	47,426	243,713	87,181

Exploration and evaluation expenses		4,080	2,774	9,640	10,668
Mine standby costs	8	3,042	2,529	12,101	13,972
General and administrative expenses		6,634	7,431	21,078	22,687
Employee benefit plan expense		496	458	1,953	1,567
Share-based payments expense	13	2,586	2,727	7,244	8,127
Reversal of impairment		—	—	—	(11,690)
Write-down (reversal) of assets		29	(414)	(63)	13
Foreign exchange loss (gain)		(4,345)	643	(6,345)	878
Earnings from operations		92,149	31,278	198,105	40,959

Other income	9	4,740	871	4,776	11,159
Finance costs	9	(19,894)	(13,170)	(42,581)	(37,287)
Earnings from continuing operations before income tax		76,995	18,979	160,300	14,831

Income tax expense		38,691	15,888	83,767	29,930
Net earnings (loss) for the period		$38,304	$3,091	$76,533	$(15,099)

Attributable to:
Shareholders of the Company		41,009	4,233	81,747	(10,581)
Non-controlling interests		(2,705)	(1,142)	(5,214)	(4,518)
Net earnings (loss) for the period		$38,304	$3,091	$76,533	$(15,099)

Weighted average number of shares outstanding (thousands)
Basic		173,822	158,462	169,676	158,409
Diluted		178,131	161,735	173,732	158,409

Net earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share		$0.24	$0.03	$0.48	$(0.07)
Diluted earnings (loss) per share		$0.23	$0.03	$0.47	$(0.07)

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2020 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019

Net earnings (loss) for the period	$38,304	$3,091	$76,533	$(15,099)
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in equity securities, net of tax	669	(378)	1,567	785
Actuarial losses on employee benefit plans, net of tax	(227)	(178)	(425)	(587)
Total other comprehensive income (loss) for the period	442	(556)	1,142	198
Total comprehensive income (loss) for the period	$38,746	$2,535	$77,675	$(14,901)

Attributable to:
Shareholders of the Company	41,451	3,677	82,889	(10,383)
Non-controlling interests	(2,705)	(1,142)	(5,214)	(4,518)
	$38,746	$2,535	$77,675	$(14,901)

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2020 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2020	2019	2020	2019
Cash flows generated from (used in):
Operating activities
Net earnings (loss) for the period		$38,304	$3,091	$76,533	$(15,099)
Items not affecting cash:
Depreciation and amortization		66,078	41,759	177,888	102,889
Finance costs		19,859	13,170	42,581	37,287
Interest income		(429)	(251)	(1,712)	(2,405)
Unrealized foreign exchange gain		(4,582)	(555)	(7,632)	(906)
Income tax expense		38,691	15,888	83,767	29,930
Loss on disposal of assets		281	49	2,831	1,062
Gain on the sale of Vila Nova	12	(2,451)	—	(2,451)	—
Write-down (reversal) of assets		29	(414)	(63)	13
Share-based payments expense	13	2,586	2,727	7,244	8,127
Employee benefit plan expense		496	458	1,953	1,567
Income from royalty sale		—	—	—	(8,075)
Reversal of impairment		—	—	—	(11,690)
		158,862	75,922	380,939	142,700
Property reclamation payments		(618)	(759)	(1,618)	(2,555)
Employee benefit plan payments		(1,284)	(332)	(1,955)	(1,681)
Income taxes paid		(22,899)	(8,593)	(55,746)	(12,603)
Interest paid		(9,370)	(3,505)	(29,728)	(18,641)
Interest received		429	251	1,712	2,405
Changes in non-cash working capital	15	40,281	(11,777)	24,694	(8,023)
Net cash generated from operating activities		165,401	51,207	318,298	101,602

Investing activities
Purchase of property, plant and equipment		(50,850)	(34,760)	(128,458)	(148,700)
Proceeds from the sale of property, plant and equipment		344	108	1,049	3,880
Proceeds from the sale of Vila Nova, net of cash disposed	12	9,896	—	9,896	—
Value added taxes related to mineral property expenditures, net		(12,800)	104	(18,283)	(7,615)
Proceeds from the sale of marketable securities		5,237	—	5,237	—
Decrease (increase) in term deposits		(48,528)	(114)	(50,089)	1,757
Decrease (increase) in restricted cash		(20)	297	1,077	10,491
Capitalized interest		—	—	—	(3,848)
Proceeds on pre-commercial production sales, net		—	—	—	12,159
Net cash used in investing activities		(96,721)	(34,365)	(179,571)	(131,876)

Financing activities
Cash received for issuance of shares		7,820	161	94,899	179
Acquisition of non-controlling interest	11	—	—	(7,500)	—
Contributions from non-controlling interests		—	220	301	220
Proceeds from borrowings	6	—	—	150,000	494,000
Repayment of borrowings	6	(58,574)	—	(91,907)	(600,000)
Loan financing costs		—	(428)	—	(15,423)
Principal portion of lease liabilities		(2,551)	(2,387)	(7,584)	(4,773)
Purchase of treasury stock		—	—	(3,679)	—
Net cash generated from (used in) financing activities		(53,305)	(2,434)	134,530	(125,797)

Net increase (decrease) in cash and cash equivalents		15,375	14,408	273,257	(156,071)
Cash and cash equivalents - beginning of period		435,624	115,109	177,742	286,312
Cash in disposal group held for sale		—	461	—	(263)
Cash and cash equivalents - end of period		$450,999	$129,978	$450,999	$129,978

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2020 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and nine months ended September 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Share capital
Balance beginning of period	$3,135,955	$3,007,944	$3,054,563	$3,007,924
Shares issued upon exercise of share options, for cash	185	161	2,001	179
Transfer of contributed surplus on exercise of options	71	67	801	69
Shares issued to the public, net of share issuance costs	6,396	—	85,242	—
Balance end of period	$3,142,607	$3,008,172	$3,142,607	$3,008,172

Treasury stock
Balance beginning of period	$(11,587)	$(8,813)	$(8,662)	$(10,104)
Purchase of treasury stock (Note 13(b))	—	—	(3,679)	—
Shares redeemed upon exercise of restricted share units	6	76	760	1,367
Balance end of period	$(11,581)	$(8,737)	$(11,581)	$(8,737)

Contributed surplus
Balance beginning of period	$2,634,246	$2,623,523	$2,627,441	$2,620,799
Share based payments	2,338	2,077	6,456	6,094
Acquisition of non-controlling interest (Note 11)	—	—	4,171	—
Shares redeemed upon exercise of restricted share units	(6)	(76)	(760)	(1,367)
Transfer to share capital on exercise of options	(71)	(67)	(801)	(69)
Balance end of period	$2,636,507	$2,625,457	$2,636,507	$2,625,457

Accumulated other comprehensive loss
Balance beginning of period	$(28,266)	$(23,740)	$(28,966)	$(24,494)
Other comprehensive income (loss) for the period	442	(556)	1,142	198
Balance end of period	$(27,824)	$(24,296)	$(27,824)	$(24,296)

Deficit
Balance beginning of period	$(2,189,129)	$(2,325,267)	$(2,229,867)	$(2,310,453)
Net earnings (loss) attributable to shareholders of the Company	41,009	4,233	81,747	(10,581)
Balance end of period	$(2,148,120)	$(2,321,034)	$(2,148,120)	$(2,321,034)
Total equity attributable to shareholders of the Company	$3,591,589	$3,279,562	$3,591,589	$3,279,562

Non-controlling interests
Balance beginning of period	$45,424	$60,257	$59,304	$63,414
Net loss attributable to non-controlling interests	(2,705)	(1,142)	(5,214)	(4,518)
Acquisition of non-controlling interest (Note 11)	—	—	(11,672)	—
Contributions from non-controlling interests	—	1	301	220
Balance end of period	$42,719	$59,116	$42,719	$59,116
Total equity	$3,634,308	$3,338,678	$3,634,308	$3,338,678

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2020 for notes to the accounts.

Item 6.
Reliance on 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.
Omitted Information

Not applicable.

Item 8.
Executive Officer

Name of Executive Officer:
Timothy Garvin

Executive Vice President and General Counsel

Telephone number:
(604) 601 6692

Item 9.
Date of Report

November 3, 2020